Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 52 695 4400 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Announces 35% Sequential Revenue Growth in
Third Quarter 2009

Revenues reach $14.5 million, continuing growth momentum
Conference call to discuss results scheduled for 10:00 am EDT today

BILLERICA, Mass. and RA’ANANA, Israel – October 28, 2009 – Voltaire Ltd. (NASDAQ: VOLT), a leading provider of scale-out data center fabrics, today announced financial results for the three- and nine-month periods ended September 30, 2009.

Main Highlights (compared to second quarter 2009)
o	Gross profit reaches $7.4 million, compared to $5.7 million in second quarter 2009
o	Narrowed both operating and net loss, on 51.0% gross margin
o	Cash, cash equivalents and marketable securities at September 30, 2009 totaled $50.4 million
o	Reiterate 2009 annual revenue guidance of $50 million
o	Witnessing growing demand for 40 Gb/s InfiniBand director switches and Unified Fabric Manager software

Financial Results
Revenues for the third quarter of 2009 totaled $14.5 million, compared to $14.7 million in the third quarter of 2008. Revenues increased 35% sequentially from $10.7 million in the second quarter of 2009.

Gross profit for the third quarter of 2009 totaled $7.4 million, compared to $8.0 million in the third quarter of 2008. Gross profit increased 30% sequentially from $5.7 million in the second quarter 2009. Gross margin for the third quarter of 2009 totaled 51.0%, compared to 54.5% gross margin for the third quarter of 2008, and 52.9% gross margin in the second quarter 2009.

Operating loss for the third quarter of 2009 totaled $1.5 million, compared to an operating loss of $1.2 million in the third quarter of 2008 and an operating loss of $2.8 million in the second quarter 2009.

Net loss for the third quarter of 2009 totaled $1.5 million, or $0.07 loss per share, compared to a net loss of $0.9 million, or $0.04 loss per share, in the third quarter of 2008. Net loss for the second quarter of 2009 totaled $2.9 million, or $0.14 loss per share.

Net loss, on a non-GAAP basis, for the third quarter of 2009 totaled $0.9 million, or $0.05 loss per share, compared to net loss, on a non-GAAP basis, of $0.4 million, or $0.02 loss per share, in the third quarter of 2008.

Cash, cash equivalents, and marketable bonds and securities as of September 30, 2009, totaled $50.4 million, compared to $50.6 million as of June 30, 2009.

Mr. Ronnie Kenneth, Chairman and CEO of Voltaire commented, “This was a quarter of strong financial performance and business execution for Voltaire, with continued order momentum driving higher revenues and gross profit. This growth, paired with prudent expense management, enabled us to further narrow our operating and net income, while minimizing cash expenditure. This quarter we witnessed growing demand for our 40 Gb/s InfiniBand director switches as well as our Unified Fabric Manager software by the government, HPC and financial services vertical markets, contributing to the majority of revenues.”

Mr. Kenneth added, “In terms of our go-to-market strategy, this quarter we further expanded our partnerships with our premier server OEM partners. HP started selling Voltaire’s Unified Fabric Manager software as part of its scale-out infrastructure portfolio, and IBM became the first of our OEM partners to sell our new Vantage 8500 low latency, 10 Gigabit Ethernet switches, in addition to our 20 and 40 Gb/s InfiniBand platforms.”

“Looking ahead, we believe we are back on track to generate long term growth, entering the fourth quarter with a healthy backlog and pipeline, driven by the increasing demand for our 40 Gb/s InfiniBand director switches, incremental software business and continued growth in the Asia Pacific region,” concluded Mr. Kenneth.

Outlook
Management reiterates previously announced guidance, and expects revenues for the full year of 2009 to be around $50 million. Gross margin for the year is expected to be around 50%, and to return to approximately 55% in 2010. Non-GAAP operating expense levels for this year are expected to remain at a similar level to 2008.

Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am EDT. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:              1-888-668-9141      UK Dial-in Number:                   0-800-917-5108
Israel Dial-in Number:               03-918-0610      International Dial-in Number:  +972-3-918-0610
at 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website – www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available following the call under the Investor Relations section of the website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and, additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding (i) non-cash equity-based compensation charges recorded in accordance with SFAS 123R, and (ii) the $2.1 million expense recorded in the first quarter of 2008 under cost of revenues for the one-time repayment of grants to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of Voltaire’s ongoing performance.  Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

About Voltaire
Voltaire is a leading provider of scale-out computing fabrics for data centers, high performance computing and cloud environments. Voltaire’s family of server and storage fabric switches and advanced management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation and lower power consumption. Used by more than 30 percent of the Fortune 100 and other premier organizations across many industries, including many of the TOP500 supercomputers, Voltaire products are included in server and blade offerings from Bull, HP, IBM, NEC and Sun and provide the internal server-to-storage connectivity for the HP-Oracle Database Machine. Founded in 1997, Voltaire is headquartered in Ra’anana, Israel and Billerica, Massachusetts. More information is available at www.voltaire.com or by calling 1-800-865-8247.

Forward Looking Statements
Information provided in this press release contains statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. They also include third-party projections regarding expected industry growth rates. Actual future results may differ materially from those projected as a result of certain risks and uncertainties.  These factors include in particular, but are not limited to, the impact of the economic downturn on capital expenditures by our customers and our product mix during the balance of the year.  These factors and others are those discussed in detail under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F for the year ended December 31, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2009	2008
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,475	$24,768
Short term investments	33,304	28,252
Restricted deposits	1,733	1,478
Accounts receivable:
Trade	9,847	9,787
Other	1,467	1,486
Inventories	3,768	5,198
Total current assets	60,594	70,969
INVESTMENTS:
Restricted long-term deposit	1,077	321
Long-term deposits	183	183
Marketable securities	3,788	987
Funds in respect of employee rights upon retirement	2,360	1,631
Total investments	7,408	3,122

DEFERRED INCOME TAXES	1,117	1,125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	6,297	3,657
Total assets	$75,416	$78,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$7,369	$4,539
Other	4,520	4,408
Deferred revenues	4,200	3,469
Total current liabilities	16,089	12,416
LONG-TERM LIABILITIES:
Accrued severance pay	3,288	2,634
Deferred revenues	3,655	3,311
Other long-term liabilities	1,154	861
Total long-term liabilities	8,097	6,806
Total liabilities	24,186	19,222

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value	2,787	2,787
Additional paid-in capital	151,963	150,129
Accumulated other comprehensive income	289	16
Accumulated deficit	(103,809)	(93,281)
Total shareholders’ equity	51,230	59,651
Total liabilities and shareholders’ equity	$75,416	$78,873

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

REVENUES	$14,502	$14,666	$32,981	$48,381
COST OF REVENUES	7,102	6,679	15,512	25,085
GROSS PROFIT	7,400	7,987	17,469	23,296
OPERATING EXPENSES:
Research and development	3,909	3,914	12,090	11,051
Sales and marketing	3,347	3,350	9,015	10,046
General and administrative	1,622	1,890	6,570	5,441
Total operating expenses	8,878	9,154	27,675	26,538
LOSS FROM OPERATIONS	(1,478)	(1,167)	(10,206)	(3,242)
FINANCIAL INCOME	75	335	323	1,154
FINANCIAL EXPENSES	(24)	(9)	(208)	(7)
LOSS BEFORE TAX	(1,427)	(841)	(10,091)	(2,095)
TAX EXPENSES	(105)	(77)	(437)	(499)
NET LOSS	$(1,532)	$(918)	$(10,528)	$(2,594)

Net loss per share- Basic and Diluted	$(0.07)	$(0.04)	$(0.50)	$(0.13)

Weighted average number of shares used in
computing net loss per share- Basic and Diluted	21,017,932	20,898,748	20,993,266	20,724,708

VOLTAIRE LTD.

RECONCILIATION BETWEEN GAAP TO NON-GAAP RESULTS

 (U.S. dollars in thousands, except per share data)

The non-GAAP financial information presented herein was not prepared under a comprehensive set of accounting rules or principles and should not be viewed as a substitute for the Company’s GAAP financial information.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)

GAAP Net loss	$(1,532)	$(918)	$(10,528)	$(2,594)
Termination of the participation in the Chief
Scientist grant program	-	-	-	2,075

Equity based compensation expenses included in:

Cost of revenues	13	5	31	14
Research and development	127	96	356	258
Sales and marketing	157	122	466	331
General and administrative	286	252	855	699
	583	475	1,708	1,302

Non-GAAP Net income (loss)	$(949)	$(443)	$(8,820)	$783

Non-GAAP Net income (loss) per share -
Basic	$(0.05)	$(0.02)	$(0.42)	$0.04
Diluted	$(0.05)	$(0.02)	$(0.42)	$0.03

Weighted average number of shares:
Basic	21,017,932	20,898,748	20,993,266	20,724,708
Diluted	21,017,932	20,898,748	20,993,266	22,630,255

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,532)	$(918)	$(10,528)	$(2,594)
Adjustments required to reconcile net loss to net
cash provided by (used in) operating activities:
Depreciation of property and equipment	688	405	1,907	1,113
Amortization of discount and premium related
to marketable securities, net	20	(40)	29	(89)
Deferred income taxes	(148)	31	76	92
Change in accrued severance pay	310	166	497	836
Gain in funds in respect of employee rights
upon retirement	(298)	-	(264)	-
Non-cash share-based compensation expenses	583	475	1,708	1,302
Excess tax benefit on options exercised	(52)	-	(52)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(1,717)	2,649	92	(961)
Increase in accounts payable and accruals and deferred revenues	2,936	1,928	4,359	2,236
Decrease (increase) in inventories	106	(1,625)	1,430	(256)
Net cash provided by (used in) operating activities	896	3,071	(746)	1,679
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	199	(853)	(1,011)	(1,354)
Purchase of property and equipment	(1,071)	(699)	(4,419)	(1,436)
Investment in marketable securities	(8,263)	(26,918)	(41,907)	(61,150)
Investment in short-term deposit, net	(399)	-	(5,022)	-
Proceeds from sale of marketable securities	4,513	2,992	20,568	3,992
Proceeds from maturities of marketable securities	3,722	18,045	18,472	36,313
Amounts funded in respect of employee rights upon
retirement	(149)	(139)	(354)	(647)
Increase in long-term deposits	(8)	(1)	-	(18)
Net cash used in investing activities	(1,456)	(7,573)	(13,673)	(24,300)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	32	8	74	313
Excess tax benefit on options exercised	52	-	52	-
Net cash provided by financing activities	84	8	126	313
DECREASE IN CASH AND CASH EQUIVALENTS	(476)	(4,494)	(14,293)	(22,308)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,951	34,425	24,768	52,239
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$10,475	$29,931	$10,475	$29,931